miax®

June 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

**RE: MIAX PEARL, LLC ("PEARL")**
**Amendment 2025-10 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-10 to the Form 1 Application of PEARL, which includes the following changes:

Exhibit F – Updated membership forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

| Form 1<br>Page 1<br>Execution Page | **UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT** | Date filed (MM/DD/YY):<br>06/10/25 | OFFICIAL USE ONLY |
|---|---|---|---|

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

25000192

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

**EXECUTION:** The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: June 10, 2025

By: *[signature]*
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 10th day of June, 2025.

*[signature]*
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

**This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.**

# EXHIBIT F

**<u>Exhibit Request</u>:**

**A complete set of all forms pertaining to:**

**1. Application for membership, participation, or subscription to the entity.**

**2. Application for approval as a person associated with a member, participant, or subscriber of the entity.**

**3. Any other similar materials.**

**<u>Response</u>:**

1. Pre-Application Survey (MIAX, PEARL Options, EMERALD & SAPPHIRE)
2. Pre-Application Survey (PEARL Equities)
3. Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
4. Member Application (PEARL Equities)
5. Amendment to Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
6. Amendment to Member Application (PEARL Equities)
7. Addendum to Member Application (PEARL Equities)
8. Waive-In Member Application (MIAX, PEARL Options, EMERALD & SAPPHIRE)
9. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL Options, EMERALD & SAPPHIRE)
10. Market Maker Member Guarantee (PEARL Options)
11. Clearing Letter of Guarantee (PEARL Equities)
12. Universal Give-Up & Designated Clearing Advisement (MIAX, PEARL Options, EMERALD & SAPPHIRE)
13. User Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
14. Sponsored Access Agreement (PEARL Options & PEARL Equities)
15. Service Bureau Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)
16. Clearing Member Restriction Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

17. Volume Aggregation Request Form (MIAX, PEARL Options, EMERALD & SAPPHIRE)

18. Volume Aggregation Request Form (PEARL Equities)

19. Retail Member Organization Application (PEARL Equities)

20. Exchange Data Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

21. Market Data Policies (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

22. Schedule A – Affiliated Companies List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

23. Schedule B – Data Feed Request Form (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

24. Schedule C – Service Facilitator List (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

25. Schedule D – Market Data Subscriber Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

26. Extranet Connection Agreement (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

27. Extranet Schedule A (MIAX, PEARL Options, PEARL Equities, EMERALD & SAPPHIRE)

28. Application for Academic Discount For AD HOC Requests For Historical Open-Close Report Market Data (MIAX, PEARL Options, EMERALD & SAPPHIRE)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Check one: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:

**Data of Recipient/Data Feed Distributor Contact Information**

Company Name :

Primary Contact

Phone: Primary Contact Email:

Technical Contact

Phone: Technical Contact Email:

Billing Contact

Phone: Billing Contact Email:

Reporting Contact

Phone: Reporting Contact Email:

---

# 1. Intended Use

**Intended Use of MIAX Pearl Equities Market Data**

Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

**Intended Use of MIAX Options Market Data**

Check All Applicable

☐ Internal Distribution Within Company and/or Affiliates

☐ Display Usage ☐ Non-Display Usage

☐ Controlled Distribution to External Parties (control entitlement and individual device usage)

☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

**Intended Use of MIAX Pearl Options Market Data**
Check All Applicable

- [ ] Internal Distribution Within Company and/or Affiliates
  - [ ] Display Usage
  - [ ] Non-Display Usage
- [ ] Controlled Distribution to External Parties (control entitlement and individual device usage)
- [ ] Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

**Intended Use of MIAX Emerald Options Market Data**
Check All Applicable

- [ ] Internal Distribution Within Company and/or Affiliates
  - [ ] Display Usage
  - [ ] Non-Display Usage
- [ ] Controlled Distribution to External Parties (control entitlement and individual device usage)
- [ ] Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

**Intended Use of MIAX Sapphire Options Market Data**
Check All Applicable

- [ ] Internal Distribution Within Company and/or Affiliates
  - [ ] Display Usage
  - [ ] Non-Display Usage
- [ ] Controlled Distribution to External Parties (control entitlement and individual device usage)
- [ ] Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

---

## 2. Market Data Requested

**MIAX Pearl Equities Market Data Requested**

- [ ] MIAX Pearl Equities Top of Market (ToM)
- [ ] MIAX Pearl Equities Depth of Market (DoM)
- [ ] MIAX Pearl Equities Short Sale Volume and Trades Report
  - [ ] Annual Subscription
  - [ ] Monthly Subscription
  - [ ] Historical Dates ____________
- [ ] Other: ____________

**MIAX Options Market Data Requested**

- [ ] MIAX Options Top of Market (ToM)[1]
- [ ] Administrative Information Subscriber (AIS)
- [ ] MIAX Options Product Feed (MPF)
- [ ] MIAX Options Complex Top of Market (cToM)
- [ ] MIAX Options Order Feed (MOR)
- [ ] MIAX Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ______
- [ ] Other: ______

**MIAX Pearl Options Market Data Requested**

- [ ] MIAX Pearl Options Top of Market (ToM)[1]
- [ ] MIAX Pearl Options Liquidity Feed (PLF)
- [ ] MIAX Pearl Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ______
- [ ] Other: ______

**MIAX Emerald Options Market Data Requested**

- [ ] MIAX Emerald Options Top of Market (ToM)[1]
- [ ] Administrative Information Subscriber (AIS)
- [ ] MIAX Emerald Options Complex Top of Market (cToM)
- [ ] MIAX Emerald Options Order Feed (MOR)
- [ ] MIAX Emerald Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ______
- [ ] Other: ______

**MIAX Sapphire Options Market Data Requested**

- [ ] MIAX Sapphire Options Top of Market (ToM)[1]
- [ ] MIAX Sapphire Options Liquidity Feed (SLF)
- [ ] MIAX Sapphire Options Complex Top of Market (cToM)
- [ ] MIAX Sapphire Options Open-Close Report
  - [ ] Intraday [ ] End of Day [ ] Historical Dates ______
- [ ] Other: ______

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

## 3. Distribution Service Description and Entitlement

### Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data

External Distribution – Describe Service Provided

(Specify Options or Equities Data in Description)

Entitlement Methodology

### Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

#### Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC (“MIAX”), MIAX PEARL, LLC (“MIAX Pearl”), MIAX Emerald, LLC (“MIAX Emerald”), and/or MIAX Sapphire, LLC (“MIAX Sapphire”) (individually or collectively referred to herein as the “Exchange” as applicable).

Print name: Title:

Signature: Date: